[Chapman and Cutler LLP Letterhead]

June 7, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on April 14, 2021 (the “Registration Statements”). The Registration Statements relate to the Innovator U.S. Equity Accelerated ETF – July, Innovator U.S. Equity Accelerated 9 Buffer ETF – July, Innovator U.S. Equity Accelerated Plus ETF – July, Innovator Growth Accelerated Plus ETF – July and Innovator Growth Accelerated Plus ETF – Quarterly (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

Please supplementally confirm that each Fund will make all applicable edits to its Registration Statement pursuant to previous correspondence with the Staff, including comments and revisions relating to the Trust’s other accelerated return funds, which became effective on April 1, 2021.

Response to Comment 1

Pursuant to the Staff’s comment, each Fund confirms that it will make all of the applicable changes identified in previous correspondence.

Comment 2 – General

Please supplementally identify the effective registration statement that is substantially similar to each Fund that the Trust is relying upon for selective review pursuant to SEC Release No. 33-6510 (February 15, 1984).

Response to Comment 2

In accordance with the Staff’s comment, please see below for the registration statement that each Fund is relying on for selective review.

Fund Name	Substantially Similar Fund	Date of Most Recent Registration Statement	SEC Accession No.
Innovator U.S. Equity Accelerated ETF – July	Innovator U.S. Equity Accelerated ETF – April	4/1/2021	0001437749-21-007906
Innovator U.S. Equity Accelerated 9 Buffer ETF – July	Innovator U.S. Equity Accelerated 9 Buffer ETF – April	4/1/2021	0001437749-21-007905
Innovator U.S. Equity Accelerated Plus ETF – July	Innovator U.S. Equity Accelerated Plus ETF – April	4/1/2021	0001437749-21-007908
Innovator Growth Accelerated Plus ETF – July	Innovator Growth Accelerated Plus ETF – April	4/1/2021	0001437749-21-007912
Innovator Growth Accelerated Plus ETF – Quarterly	Innovator Growth Accelerated ETF – Quarterly	4/1/2021	0001437749-21-007911

Comment 3 – General

Please supplementally disclose to the Staff if there are any material differences between the current filing for the Funds and each Fund’s substantially similar registration statement from the April launches.

Response to Comment 3

Each Fund confirms that the only material differences between the current filing and the Fund’s substantially similar registration statement are each Fund’s respective Caps and the dates of the Outcome Period. All other aspects of each current Fund are consistent with the similar registration statements from the April launches.

Comment 4 – General

The Staff requests confirmation regarding whether each Fund will comply with Rule 6c-11 upon effectiveness. Please confirm that each Fund has the necessary disclosure in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 4

Each Fund confirms its Registration Statement is in compliance with Rule 6c-11 of the 1940 Act.

Comment 5 – General

Please supplementally confirm that each Fund is compliant with Rule 18f-4 under the Investment Company Act of 1940 (the “1940 Act”) and confirm that each Fund’s VaR calculation does not differ from the April version of each Fund.

Response to Comment 5

Each Fund confirms it is in compliance with Rule 18f-4 of the 1940 Act and each Fund’s VaR does not materially differ from the respective April version.

Comment 6 – Cover Page

Please confirm that the Buffer will be shown net of fees throughout each Registration Statement. Please supplementally explain why the Funds can only show the net Cap and Buffer percentages after taking into consideration the Fund’s management fee and cannot show the net amounts after considering other expenses.

Response to Comment 6

Both the Buffer and Cap provided by each applicable Fund can only be shown net of the Fund’s management fee because any shareholder transaction fees and any extraordinary expenses incurred by the Fund are unique to individual investors and are not known by the Fund. The Trust respectfully refers the Staff to the disclosure throughout the prospectus after each reference of the Buffer, stating “The Buffer is provided prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund. These fees and any expenses will have the effect of reducing the Buffer amount for Fund shareholders for an Outcome Period.”

Additionally, the Fund currently provides the Buffer amount net of the Fund’s management fee in several sections of the prospectus, stating “When the Fund’s annual management fee equal to 0.79% of the Fund’s daily net assets is taken into account, the net Buffer for an Outcome Period is 8.21%.”

Comment 7 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 7

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a Fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a Fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 8 – Principal Investment Strategies

Please supplementally confirm to the Staff that the options bought or sold during an Outcome Period will have the same terms as the option package bought or sold at the onset of the Outcome Period.

Response to Comment 8

Each Fund confirms that any options purchased or sold during an Outcome Period will have the same terms as the options purchased or sold at the commencement of the Outcome Period.

Comment 9 – General

Please supplementally advise the Staff how each Fund will revise its Registration Statement to disclose final Caps. In addition, please confirm that no shares of the Funds will be sold prior to the disclosure of final Caps. Finally, in supplemental correspondence provide an explanation as to why a definitive cap is not available at the time of effectiveness.

Response to Comment 9

Prior to the effectiveness of the Registration Statements, each Fund will file an amended Registration Statement that discloses the Fund’s expected Cap ranges on or prior to one to two weeks before effectiveness to comply with the Staff’s request that each Fund will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to each Fund’s launch. Accordingly, each Fund intends to file an amended Registration Statement disclosing each Fund’s Cap after 5:30 pm E.S.T. on the day prior to the Funds’ launch. Each Fund confirms that no sale of its Shares will take place prior to the filing of the Registration Statement.

Comment 10 – General

Please supplementally confirm to the Staff that the Buffer for the Innovator U.S. Equity Accelerated 9 Buffer ETF – July is not subject to change at the conclusion of each Outcome Period.

Response to Comment 10

The Fund confirms that the 9% Buffer will not change from one Outcome Period to the next.

Comment 11 – Performance

In supplemental correspondence, please explain to the Staff how the performance information as required by Form N-1A will be disclosed. The Staff requests that in connection with this disclosure, each Fund ensures that an appropriate broad-based index will be disclosed, as required by Form N-1A, and that the information required by Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included. Please supplementally inform the Staff what each Fund’s appropriate broad-based index will be.

Response to Comment 11

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and each Fund acknowledges that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. Each Fund further acknowledges that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, each Fund will provide performance information for both the total return and price return index (for the Fund’s respective index) as the broad-based market indexes, so that investors may compare the returns of each Fund against the index upon which the intended defined outcomes are based and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, each Fund will disclose audited financial highlights information as of the end of the fiscal year.

The broad-based indices for each Fund will be as follows:

Fund Name	Broad-Based Indices
Innovator U.S. Equity Accelerated ETF – July	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index
Innovator U.S. Equity Accelerated 9 Buffer ETF – July	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index
Innovator U.S. Equity Accelerated Plus ETF – July	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index
Innovator Growth Accelerated Plus ETF – July	(1) NASDAQ-100 Total Return Index (2) NASDAQ-100 Price Return Index
Innovator Growth Accelerated Plus ETF – Quarterly	(1) NASDAQ-100 Total Return Index (2) NASDAQ-100 Price Return Index

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp By: /s/ Morrison C. Warren Morrison C. Warren